FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2006

Commission File Number: 333-121627

HARVEST ENERGY TRUST
(Exact name of registrant as specified in its charter)

Suite 2100, 330 - 5th Avenue S.W,
Calgary, Alberta, Canada T2P 0L4
(403) 265-1178
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____            Form 40-F     X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

        Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____              No      X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT	TITLE

1	CFO Certification form pertaining to Harvest's third quarter 2006 financial and operating results filed on November 8, 2006.

2	CEO Certification form pertaining to Harvest's third quarter 2006 financial and operating results filed on November 8, 2006.

3	Interim Management's Discussion and Analysis for the six month period ended September 30, 2006 filed on November 8, 2006.

4	Interim Unaudited Financial Statements for the six month period ended September 30, 2006 filed on November 8, 2006.

5	News release issued November 8, 2006 announcing third quarter 2006 financial and operating results.

6	News release issued November 9, 2006 announcing amended terms to its previously announced trust unit and convertible debenture financing.

7	Material document filed on November 14, 2006 regarding $450,000,000 Bridge Credit Agreement.

8	Material document filed on November 14, 2006 regarding the Amended and Restated Credit Agreement.

9	Final Short Form Prospectus filed on November 14, 2006.

10	Underwriting or agency agreement dated November 9, 2006 filed on November 15, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HARVEST ENERGY TRUST
(Registrant)

Date: November 17, 2006	By: /s/ John Zahary
John Zahary
President & Chief Executive Officer

INDEX TO EXHIBITS

EXHIBIT	TITLE

1	CFO Certification form pertaining to Harvest's third quarter 2006 financial and operating results filed on November 8, 2006.

2	CEO Certification form pertaining to Harvest's third quarter 2006 financial and operating results filed on November 8, 2006.

3	Interim Management's Discussion and Analysis for the six month period ended September 30, 2006 filed on November 8, 2006.

4	Interim Unaudited Financial Statements for the six month period ended September 30, 2006 filed on November 8, 2006.

5	News release issued November 8, 2006 announcing third quarter 2006 financial and operating results.

6	News release issued November 9, 2006 announcing amended terms to its previously announced trust unit and convertible debenture financing.

7	Material document filed on November 14, 2006 regarding $450,000,000 Bridge Credit Agreement.

8	Material document filed on November 14, 2006 regarding the Amended and Restated Credit Agreement.

9	Final Short Form Prospectus filed on November 14, 2006.

10	Underwriting or agency agreement dated November 9, 2006 filed on November 15, 2006.